The Ensign Group, Inc.
27101 Puerta Real, Suite 450
Mission Viejo, CA 92691

November 6, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Paul Fischer

  Re:
  The Ensign Group, Inc.
  Registration Statement on Form S-1 (File No. 333-142897)

    Acceleration Request
            Requested Date:    November 8, 2007
            Requested Time:    4:00 p.m. Eastern Time

Ladies and Gentlemen:

        Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, The Ensign Group, Inc. (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to declare the above-referenced Registration Statement on Form S-1 (File No. 333-142897), and the Registrant's Registration Statement on Form 8-A, effective at the Requested Date and Requested Time set forth above, or as soon thereafter as may be practicable.

        The Registrant hereby acknowledges that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Dorsey & Whitney LLP, confirming this request.

Sincerely,
The Ensign Group, Inc.
By:	/s/ Gregory K. Stapley Gregory K. Stapley Vice President and General Counsel